SECURITIES EXCHANGE ACT OF 1934
Release No. 63234 / November 3, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14092

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING CO.**
Electrosound Group, Inc., **Elektryon,** **Evolutions, Inc.,** **Excelsior-Henderson Motorcycle** **Manufacturing Co.,** **Executive National Development** **Corp., and** **Ezcony Interamerica, Inc.**	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Excelsior-Henderson Motorcycle Manufacturing Co. ("Excelsior-Henderson" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 19, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Excelsior-Henderson Motorcycle Manufacturing Co. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Excelsior-Henderson (CIK No. 1017904) is a Minnesota corporation located in Burnsville, Minnesota. At all times relevant to this proceeding, the securities of Excelsior-Henderson have been registered under Exchange Act Section 12(g). On December 6, 2001, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of Florida, and the case was terminated on June 18, 2002.

      2.   Excelsior-Henderson has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended October 2, 1999.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                    Elizabeth M. Murphy
                    Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.